

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2016

Mail Stop 4631

<u>Via E-mail</u>
Scott Christopher
Interim Chief Financial Officer
Fortress Transportation and Infrastructure Investors, LLC
1345 Avenue of the Americas
New York, New York 10105

  Re: Fortress Transportation and Infrastructure Investors, LLC
     Form 10-K for Fiscal Year Ended December 31, 2015
     Filed March 10, 2016
     File No. 1-37386

Dear Mr. Christopher:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Terence O'Brien

            Terence O'Brien
            Branch Chief
            Office of Manufacturing and
            Construction